SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras' purchase of a 40% stake in Gasmig becomes effective

(Rio de Janeiro, August 25, 2004). – PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that the Company's President , José Eduardo Dutra and the governor of the State of Minas Gerais, Aécio Neves, today formalized Petrobras' purchase of a 40% stake in Companhia de Gás de Minas Gerais (Gasmig), through the Company's Petrobras Gás S.A. – Gaspetro subsidiary. As a consequence, Gaspetro now becomes Companhia Energética de Minas Gerais' (Cemig) partner in Gasmig, a gas distribution concessionaire in the State. The investment is worth R$ 144 million.

Petrobras, Gaspetro, Cemig and Gasmig have been involved in joint studies to set up a partnership for expanding the local natural gas market. These studies have resulted in the preparation of a Master Plan identifying the markets to be served in the State of Minas Gerais and an investment program for the development and expansion of the gas pipeline network for carrying and distributing gas in the State.

The principal objective is to significantly increase the supply of piped gas in the State by increasing natural gas volumes distributed by Gasmig from the current 3.5 million m³/day to 4.5 million m³/day by the end of 2006, rising to a total of 11.1 million m³/day by 2023. The markets which Gasmig will be serving in 2023, segmented in accordance with projected natural gas demand by volume, are: Industrial (5.0 million m³/day), Residential (0.03 million m³/day), Commercial (0.1 million m³/day), Automotive (1.2 million m³/day), Thermal Generation (1.6 million m³/day), Cogeneration (0.9 million m³/day), Compressed Natural Gas - CNG ( 0.1 million m³/day) and a Fertilizer Plant (2.0 million m³/day).

Complementary to Petrobras' commitments, Cemig and Gaspetro will manage Nova Gasmig on a joint basis.

The Agreement is subject to approval by the State of Minas Gerais Legislative Assembly .

This acquisition is in line with the objectives of Petrobras' Strategic Plan for developing and spearheading the Brazilian natural gas market as well as its participation on an integrated basis in the sector's activities.

About Companhia de Gás de Minas Gerais – Gasmig:
A company controlled by Companhia Energética de Minas Gerais - Cemig, Gasmig is the piped gas distribution concessionaire for the State of Minas Gerais , currently operating a 240 km distribution network serving 249 clients. The company sells a volume of 1.9 million m³/day of natural gas to the municipalities of Juiz de Fora, Barbacena, Betim, Ibirité, Contagem, Belo Horizonte, São José da Lapa, Vespasiano, Santa Luzia, Confins, Pedro Leopoldo, Matozinhos, Prudente de Morais and Sete Lagoas. It additionally supplies the UTE Ibiritermo and UTE Juiz de Fora thermoelectric power plants with a volume of 1.6 million m³/day.

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 25, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.